GENTOR RESOURCES INC.

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of Gentor Resources Inc. (the "Corporation") may elect annually to receive a copy of the Corporation's quarterly interim consolidated financial statements and related management's discussion and analysis ("MD&A"), the Corporation's annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

TSX Trust Company

301 - 100 Adelaide Street West

Toronto, Ontario, M5H 4H1

Canada

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.

☐	Please send me ONLY the annual consolidated financial statements and related MD&A.

☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation's annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: , 2023.	_________________________________________________________________ Signature I confirm that I am a shareholder of the Corporation.
_________________________________________________________________ Name of Shareholder - Please Print
_________________________________________________________________ Address
_________________________________________________________________
_________________________________________________________________
_________________________________________________________________ Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.